P.E. 1/1/02

842317
1-10108

02011469

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2002

FIAT S.p.A.

Via Nizza 250
Torino, Italy 10126

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

FIAT

Fiat SpA Rights Issue Roadshow

Presentation to Institutional Investors

January 2002

Disclaimer

Offering of Fiat Ordinary Shares Cum Warrant Common Stock 2007

The offer of FIAT Ordinary Shares cum Warrant described in this document (the "Offer") is not being made, and will not be made, directly or indirectly, in the United States of America or any other country in which such offer may not be made absent registration or an exemption from registration granted by the competent authorities (such other countries, including Canada and Japan, collectively, the "Other Countries"). **Accordingly, copies of this document and any other documents relating to the Offer are not being, and must not be, mailed or otherwise transmitted or distributed in or into the United States of America or the Other Countries.** This document is not an offer of securities for sale in the United States of America or the Other Countries. Securities may not be offered or sold in the United States of America or the Other Countries absent registration or an exemption from registration. The Ordinary Shares and the Warrants to be issued pursuant to the Offer have not been and will not be registered under the United States Securities Act of 1933, as amended, or under applicable laws of the Other Countries, and may not be offered, sold or delivered, directly or indirectly, in the United States of America or to the account or benefit of U.S. persons (as defined in Rule 902 of Regulation S under the United States Securities Act of 1933) or in the Other Countries absent registration or an exemption from registration.

Action Plan

Reinforce automotive businesses

- **Restructuring**
  - 790m total charge - 145m cash
  - 550m P&L benefits in 2002-3
  - Accelerate Next project
- **Fiat Auto reorganization**
  - Four independent Business Units
  - G.C. Boschetti new Auto CEO

Utilize our assets for...

- **..non-cyclical growth**
  - Italenergia
  - Insurance
  - Business Solutions

Reinforce financial structure

- **Divestitures**
  - New 2bn 2002 disposal plan
  - Wider and more diversified to reduce execution risk
- **Financial transactions**
  - $2bn Exchangeable Bond
  - 1bn Rights and warrants issue

Reinforce the Automotive Businesses

FIAT

Restructuring actions & charges

Improving capacity utilization

**charged to 2000 P&L*

	# of plants	total charge m	of which cash costs m	02/03 P&L benefit m
Argentina	**2** (Auto, Iveco)	200	25	120
Fiat Auto	**1** (Rivalta) **+other lines**	405	50	270
Iveco	**3**	75	40	80
CNH	**7** prior plan* + **3** new	50	=	50
Other	**2** (1 MM, 1 Avio)	60	30	30
Total	**18 +** other lines	790	145	550

Layoffs 6000 abroad in 2002-3 (after 2001 w/w net reduction: 9000)

Flexibility 3 million hours of *CIG* (temporary suspensions)
3000 flexible contracts w/w discontinued, 6000 still active

"Next" reengineering accelerated

(Program additional to Restructuring actions)

2002 to benefit from 900m saving

Cumulative impact on 8bn+ cost base



Euro mln
1500
1200
900
600
300
0
2001E
2002E
2003E
2004E
AUTO
CNH
IVECO
others

143 individual initiatives under way across the Group

Key areas:

- order acquisition & tracking
- product development
- sourcing
- supply chain
- production

Fiat Auto Reorganization

Management Focus & Synergies



CEO
Corporate Staff
Fiat Lancia
Alfa Romeo
Internat'l Developm't
Services
Logistics
Prod.Engin'g
Process
Commercial
Purchasing
Powertrain
synergies
focus

FIAT

Fiat Auto reorganization

- **Four Business Units, market oriented**
  - Fiat/Lancia; Alfa Romeo; International Ops; Services
- **Full P&L accountability moves to BU heads**
- **Greater focus on specific BU drivers**
  - Speed up Alfa Romeo global growth incl. USA
- **Synergies and common processes retained**
  - Fiat/GM JVs
  - Transversal governance: platforms, logistics etc.
- **Management changes**
  - Giancarlo Boschetti new CEO from Iveco
  - BU heads to be appointed within Q1 2002

Product momentum continues in 2002-3

while Fiat Auto benefits from FY availability of Stilo

	Fiat	Alfa Romeo	Lancia
2002	New **ULYSSE MPV**	**156 MY**	**Thesis**
	New **Ducato LCV**	**156 GTA**	New **Z MPV**
	STILO SW	**147 GTA**	
2003	**STILO in Brazil**		
	New **Small**	**147 Sprint**	New **Y**
	Punto MY		
	New Large		

Stilo on track in key C segment

Units invoiced:
57,000 prelim. 31/12/01
excludes UK, other markets

Dealer orders:
95,800

Customer orders:
46,400

Registrations:
28,700

Pricing aligned to plan:
Italy index 138
(Bravo=100, Focus=118)

Alfa 147, Stilo improve Fiat Auto share at higher price points

Fiat Auto share of C segment, Italy



35
30
25
20
15
10
5
0
99
'00
J
F
M
A
M
J
J
A
S
O
N
D
Palio WE
Bravo/a
Stilo
Alfa 145/6
Alfa 147

Destocking will support 2002 Auto results

Program completed

Fiat Auto Western Europe dealer and own stock levels


Units x,000
400
300
200
100
0
361
327
272
dic-00
Jun 01
Dec 01E
(*)= of which
42 Stilo

GM Alliance Update

- Powertrain & Purchasing JVs fully established
- 2001 synergy target achieved and exceeded
- Premium platform team operational in Sweden
- Broadening range of joint initiatives

Moving on track

Alliance Synergy Plan
cumulative total, mn



1200
1000
800
600
400
200
0
2000
2001E
2002E
2003E
2004E
2005E
Purchasing
Powertrain & other

FIAT

CNH update

- **Case brand recovers market share in US (up 4pts in 2001)**
- **Product momentum gathering speed**

  new product share of total industrial sales

  by end 2002: **38% AG, 41% CE**

  by end 2003: **84% AG, 53% CE**

- **Synergies and industrial footprint reduction plan on track**
- **Kobelco alliance in CE concluded**
- **CNH Capital refocused on core customer base**

Iveco update

- **Product momentum continues to support top line**
  - Medium trucks market 2001 share improves 1% on new Tector range
  - New Stralis heavy truck to be launched Q1 2002
  - New F1 Daily engine range to be introduced (2.3lt in 2002, 3lt in 2003)
- **IRISBUS full integration after repurchase of Renault share**
- **Industrial footprint restructuring plan**

Facing uncertain market environment

Major Group markets expected to slow down in 2002



Autos
Trucks
Ag Eq.
Constr. Eq.
ITA
ROWE
BRA
WE LIGHT
WE HEAVY
EUR
NAM
EUR
NAM
-12%
-10%
-8%
-6%
-4%
-2%
0%

FIAT

Utilize our assets to develop non-cyclical activities

Services are a growth driver in all Sectors

Non-cyclical growth opportunity

Aggregate revenues from service activities, utilities

(New Edison on prorata, proforma basis)



bn
24
20
16
12
8
4
0
~20% CAGR
1993
1998
2001E
2004E
Utilities
Insur./Corp.Serv.
Other Ind.
AG+CE &Trucks
Auto

Competencies, hidden value, opportunities

From products to solutions

FIAT

The Italenergia Opportunity

- Sell 100% Fenice
- Contribute 32 brownfield sites

→ to acquire 38.4% stake in Italenergia

New Edison key financial goals



Net Revenues
bn
10
8
6
4
2
0
2001E
2001P



EBITDA
bn
2,5
2
1,5
1
0,5
0
2001E
2001P



Core Net Debt
bn, excl. non core business
0
-2
-4
-6
-8
2001E
2001P

Insurance opportunities in fragmented Italian market

After organic growth & acquisitions

Toro Group premiums


mn
6.000
5.000
4.000
3.000
2.000
1.000
0
1996
1997
1998
1999
2000
2001E
Life
Non-life

- Growth in life insurance with RomaVita partnership
- Growth in auto insurance with ToroTarga JV
- Continuing reengineering to reach operating break-even
- Alliance opportunities

Business Solutions

Leverage existing competencies

- ❖ Human resources
- ❖ Property & facility mgmt
- ❖ Administration services
- ❖ ITC
- ❖ Procurement

with major international partners

- ❖ IBM
- ❖ Johnson Controls
- ❖ KPMG
- ❖ Oracle
- ❖ Cap Gemini E&Y

Growing third party sales



Net Sales
mn
3200
2800
2400
2000
1600
1200
800
400
0
12%
39 %
53%
2000
2001
2004E
Ros
2%
4+%
6%

Reinforce Financial Structure

New disposal plan: lower execution risk

Old Plan 2001

2.5 bn

- Magneti Marelli

{ 0.5 bn closed; 2 bn pending }

New Broader Plan

2002

2 bn

- part of Magneti Marelli
- other industrial activities
- other non-ind. activities
- other assets

} more diversified assets; several transactions, 100-500mn each

2003

1+ bn

- rest of Magneti Marelli
- other options available

Exchangeable bond: $2.2bn

- **Achieve lower interest cost through Equity-Linked financing**
  - Exploit optimum market conditions for Equity-Linked issuance
  - Obtain interest saving of $50+ mln p.a.
  - Leverage GM stake with no strategic or operational implication
  - Exchange Price set at book value

Exchangeable Bond

Summary terms

Issue Size:	**US$ 2.2 billion**
Issuer/Guarantor:	**FIAT Finance Luxembourg S.A./FIAT S.p.a.**
Maturity:	**5 years**
Conversion Price:	**US$ 69.54 (38% premium to previous close)**
Coupon/YTM:	**3.25%**
Issuer Call Option:	**Non-callable throughout life**
Investors' Put Option	**In year 2.5**
Offering Type:	**144A and Reg S**
Cash Settlement Option:	**FIAT has the right to settle any exchange in cash**
Non-Exchangeable Period:	**7 months**
Ranking:	**Unsecured, unsubordinated**
Listing:	**Luxembourg Stock Exchange**

Capital Increase

- sufficient to support 2002 restructuring while asset disposal initiatives are pursued
- IFI/IFIL committed to exercise their rights

Summary terms

Issue Size:	1.0 billion
Subscription Ratio:	3 new shares for each 25 shares owned
Subscription Price:	15.50
Warrants:	1 warrant received for each new share
Warrant Exercise Ratio :	4 warrants per share
Warrant Exercise Price:	30
Warrant Exercise Period:	January 2007
Listing:	Telematico - Italian Stock Exchange

Concluding Remarks

In summary...

Reinforce automotive businesses
- Restructuring
- Fiat Auto reorganization

Utilize our assets for...
- ..non-cyclical growth

Reinforce financial structure
- Divestitures
- Financial transactions

Resize

+

Deleverage

↓

Develop

Safe Harbor Statement

Certain information included in this document is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company's businesses include its automotive, automotive-related and other sectors, and its outlook is predominantly based on its interpretation of what it considers to be the key economic factors affecting these businesses. Forward-looking statements with regard to the Group's businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect consumer confidence and worldwide demand for automotive and automotive-related products; factors affecting the agricultural business including commodities prices, weather, and governmental farm programs; general economic conditions in each of the Group's markets; legislation, particularly that relating to automotive-related issues, agriculture, the environment, trade and commerce and infrastructure development; actions of competitors in the various industries in which the Group competes; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

Contacts

Fiat Investor Relations team

Giovanni Maggiora	phone:	+39-011-686-3290
Vice President	e-mail:	giovanni.maggiora@geva.fiatgroup.com
Giulio Bonazzola	phone:	+39-011-686-3544
Silvia Borsetti	phone:	+39-011-686-2709
Albarosa Garbarino	phone:	+39-011-686-2749
fax:	+39-11-686-3796	
	email:	investor.relations@geva.fiatgroup.com

website: www.fiatgroup.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: **January 18, 2002**

FIAT S.p.A.

BY:

James J. Kennedy
Power of Attorney